Exhibit 99.1

Century 21 China Real Estate Reports Third Quarter 2014 Unaudited Financial Results

Operating Cash Flow & Bottom Line Improve Significantly from Previous Quarter

BEIJING, China, November 18, 2014 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights1

•                      Consolidated net revenue was RMB126.5 million (US$20.6 million), an increase of 3.2% from the second quarter of 2014, and a decrease of 37.7% from the third quarter of 2013.

•                      Net loss was RMB25.1 million (US$4.1 million), compared to a net loss of RMB41.1 million in the second quarter of 2014, and a net loss of RMB17.7 million in the third quarter of 2013.

•                      Net loss attributable to IFM Investments Limited was RMB25.1 million (US$4.1 million), compared to a net loss attributable to IFM Investments Limited of RMB38.8 million in the second quarter of 2014, and a net loss attributable to IFM Investments Limited of RMB17.8 million in the third quarter of 2013. Net loss attributable to IFM Investments Limited in the third quarter of 2014 included restructuring costs, primarily store closure-related costs, of approximately RMB4.8 million (US$0.8 million).

“Our company-owned brokerage business continued to be affected by challenging market conditions in the third quarter, but we were pleased by the solid growth of our financial services segment,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “While long-term visibility remains relatively poor, we do expect a slight uptick in the market during the fourth quarter. Given these conditions, our focus remains on minimizing our cost base and expanding higher-margin areas of our business.”

Mr. Harry Lu, vice chairman and president, added, “Revenue increased slightly on a sequential basis in the third quarter, coming in ahead of expectations. However, with the overall brokerage market remaining relatively weak, we continued to manage our brokerage network in a disciplined way while further developing our mortgage management business. The result was a significant improvement in both cash flow and bottom-line performance. The efforts we’ve made over the past several quarters position our business to be more efficient and more profitable in the long term.”

Third Quarter 2014 Results

Consolidated net revenue was RMB126.5 million (US$20.6 million), an increase of 3.2% from RMB122.6 million in the second quarter of 2014, and a decrease of 37.7% from RMB202.9 million in the third quarter of 2013. The year-over-year decrease was a result of lower revenue from company-owned brokerage services in the third quarter of 2014, due to the continuing

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended September 30, 2014, were made at a rate of RMB6.1380 to US$1.00 which is the noon buying rate on September 30, 2014 in New York for cable transfers in RMB as certified in the H.10 daily statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

nationwide slowdown in transaction volumes in the secondary and primary property markets in China, as well as a reduction in the number of sales offices in operation due to the Company’s continued network restructuring and cost reduction efforts.

•                      Revenue from company-owned brokerage services was RMB83.9 million (US$13.7 million), representing a decrease of 5.4% from RMB88.7 million in the second quarter of 2014, a decrease of 49.9% from RMB167.5 million in the third quarter of 2013, and 66.3% of total net revenue. The sequential and year-over-year decreases were primarily due to weak sales and purchase transaction volumes as a result of the nationwide market slowdown, as well as a reduction in the number of sales offices in operation due to the Company’s continued network restructuring and cost reduction efforts.

•                      Revenue from primary and commercial services was RMB23.0 million (US$3.7 million), representing an increase of 58.6% from RMB14.5 million in the second quarter of 2014, an increase of 4.5% from RMB22.0 million in the third quarter of 2013, and 18.2% of total net revenue. The sequential increase primarily resulted from the recognition of a portion of deferred commission revenues related to certain commercial properties sold prior to the third quarter.

•                      Revenue from mortgage management services was RMB16.4 million (US$2.7 million), representing an increase of 31.2% from RMB12.5 million in the second quarter of 2014, an increase of 69.1% from RMB9.7 million in the third quarter of 2013, and 13.0% of total net revenue. The sequential and year-over-year increases were primarily due to the expansion of the Company’s mortgage credit loans business as management has continued to place more focus on this area.

•                      Revenue from franchise services was RMB3.2 million (US$0.5 million), representing a decrease of 53.6% from RMB6.9 million in the second quarter of 2014, a decrease of 13.5% from RMB3.7 million in the third quarter of 2013, and 2.5% of total net revenue. The sequential decrease was mainly due to the initial franchisee fee received from the sale of franchise rights in Lanzhou in the second quarter of 2014. The year-over-year decrease was primarily the result of the Company’s restructuring of its franchise operations during the third quarter of 2014.

Commissions and other agent-related costs were RMB79.7 million (US$13.0 million), representing a decrease of 10.2% from RMB88.8 million in the second quarter of 2014, a decrease of 38.2% from RMB129.0 million in the third quarter of 2013, and 63.0% of total net revenue. The sequential decrease was primarily due to a decrease in payroll expenses due to a reduction in the number of sales offices and sales staff. The year-over-year decrease was primarily due to lower commission expenses as a result of lower revenues from company-owned brokerage services, as well as a decrease in payroll expenses due to a reduction in the number of sales offices and sales staff.

Operating costs were RMB36.3 million (US$5.9 million), representing a decrease of 12.5% from RMB41.5 million in the second quarter of 2014, a decrease of 20.6% from RMB45.7 million in the third quarter of 2013, and 28.7% of total net revenue. The sequential decrease was mainly a result of lower rental costs attributable to a reduction in the number of sales offices in operation. The year-over-year decrease was primarily due to lower rental costs, and was partially offset by higher costs related to sales office closures and higher operating costs related to property refinancing activities.

Selling, general and administrative expenses were RMB37.7 million (US$6.1 million), representing a decrease of 10.5% from RMB42.1 million in the second quarter of 2014, a decrease of 29.0% from RMB53.1 million in the third quarter of 2013, and 29.8% of total net revenue. The sequential and year-over-year decreases were primarily due to a decrease in marketing expenses, payroll expenses for non-sales staff, and other general and administrative expenses.

Loss from operations was RMB27.1 million (US$4.4 million), compared to loss from operations of RMB49.9 million in the second quarter of 2014, and loss from operations of RMB24.8 million in the third quarter of 2013. Non-GAAP2 loss from operations was RMB27.1 million (US$4.4 million), compared to non-GAAP loss from operations of RMB49.9 million in the second quarter of 2014, and non-GAAP loss from operations of RMB24.8 million in the third quarter of 2013.

Net loss attributable to IFM Investments Limited was RMB25.1 million (US$4.1 million), compared to a net loss attributable to IFM Investments Limited of RMB38.8 million in the second quarter of 2014, and a net loss attributable to IFM Investments Limited of RMB17.8 million in the third quarter of 2013. Non-GAAP net loss attributable to IFM Investments Limited was RMB25.0 million (US$4.1 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB38.8 million in the second quarter of 2014, and a non-GAAP net loss attributable to IFM Investments Limited of RMB17.8 million in the third quarter of 2013.

Basic and diluted net loss per American depositary share (“ADS”) were RMB1.69 (US$0.27) and RMB1.69 (US$0.27), respectively. Non-GAAP basic and diluted net loss per ADS were RMB1.68 (US$0.27) and RMB1.68 (US$0.27), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares.

Cash Flow

As of September 30, 2014, the Company had cash and cash equivalents of RMB49.8 million (US$8.1 million), an increase of RMB12.9 million from June 30, 2014. Net cash used in operating activities in the third quarter of 2014 was RMB1.6 million (US$0.3 million), compared to net cash used in operating activities of RMB62.2 million in the second quarter of 2014, and net cash used in operating activities of RMB16.3 million in the third quarter of 2013. The sequential decrease was mainly due to a decrease in operating loss and in accounts receivable, prepaid expenses and other current assets. The year-over-year decrease was mainly the result of the net effect of providing and receiving loans from property refinancing activities. Net cash provided by investing activities in the third quarter of 2014 was RMB9.3 million (US$1.5 million). This was primarily the result of the net effect of providing and receiving repayments on mortgage credit loans of RMB11.6 million (US$1.9 million), as well as the purchase of property, plant and equipment of RMB2.2 million (US$0.4 million). Net cash provided by financing activities in the third quarter of 2014 was RMB5.3 million (US$0.9 million). This was primarily the result of a short-term loan of RMB4.9 million (US$0.8 million) received from China Merchants Bank.

2  Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press release.

Other Event

As previously disclosed in the press release announcing the Company’s unaudited financial results for the second quarter of 2014, the Company entered into a supplemental agreement in April 2014 relating to the acquisition of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with the non-controlling shareholder of Shanggu. Pursuant to such supplemental agreement, the put right of the non-controlling shareholder of Shanggu to require the Company to acquire another 35% of the equity interest of Shanggu between 2014 and 2019 was waived. As a result, the related redeemable non-controlling interest was de-recognized. The Company is still considering the appropriate accounting treatment for the above transaction as to certain financial statement line items within the shareholders’ equity. Therefore, the Company determined to continue to disclose only total shareholders’ equity in this press release.

Network Update

During the third quarter of 2014, the Company’s CENTURY 21® China Real Estate network covered 23 major cities with an average of more than 835 sales offices, including an average of 135 company-owned sales offices in operation. As of September 30, 2014, the Company’s CENTURY 21® China Real Estate network employed more than 10,900 sales professionals and staff, and maintained approximately 7.6 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the fourth quarter of 2014 will be in the range of RMB120 million to RMB130 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on November 18, 2014, at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67239381
U.S. Toll:	+1-845-675-0437
U.S. Toll Free:	+1-866-519-4004
China:	400-620-8038 or 800-819-0121
Hong Kong:	+852-3018-6771

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until November 27, 2014 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements.

Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC”. For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Nick Beswick

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	September 30,	September 30,
	2013	2014	2014
	RMB	RMB	US$
	Revised*

ASSETS
Current assets:
Cash and cash equivalents	145,610	49,843	8,120
Restricted cash	13,235	6,473	1,055
Accounts receivable, net	168,872	130,438	21,251
Amounts due from related parties	142	173	28
Loans receivable	121,133	238,161	38,801
Prepaid expenses and other current assets	44,479	28,742	4,683
Deferred tax assets	9,630	12,001	1,955
Total current assets	503,101	465,831	75,893
Non-current assets:
Investment in associates	15,215	16,032	2,612
Property and equipment, net	33,434	25,913	4,222
Intangible assets, net	84,747	81,109	13,214
Goodwill	83,559	83,559	13,613
Other non-current assets	18,207	15,390	2,507
Deferred tax assets		3,340	544
Total assets	738,263	691,174	112,605
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10,491	13,892	2,263
Accrued expenses and other current liabilities	328,034	394,733	64,310
Amounts due to related parties	282	7,782	1,268
Deferred revenue	19,909	9,978	1,626
Contingent consideration payable	5,623	5,623	916
Short term loan	—	4,900	798
Total current liabilities	364,339	436,908	71,181
Long-term deposits payable	10,582	10,805	1,760
Deferred tax liabilities	15,781	15,181	2,473
Total liabilities	390,702	462,894	75,414
Redeemable non-controlling interest **	42,779	—	—
Shareholders’ equity:
Total shareholders’ equity **	304,782	228,280	37,191
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	738,263	691,174	112,605

* The information as of December 31, 2013 has been revised to reflect the effect of a revision disclosed in the press release announcing the Company’s unaudited financial statements for the second quarter of 2014.

** Please refer to the Other Event section in this press release.

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	Revised *
Net revenue	202,927	122,568	126,534	20,615
Costs and expenses:			—	—
Commissions and other agent-related costs	(129,015)	(88,832)	(79,653)	(12,977)
Operating costs	(45,672)	(41,528)	(36,281)	(5,911)
Selling, general and administrative expenses	(53,077)	(42,145)	(37,732)	(6,147)
Goodwill impairment	—	—	—	—
Net change in fair value	—	—	—	—
Total costs and expenses	(227,764)	(172,505)	(153,666)	(25,035)
Loss from operations	(24,837)	(49,937)	(27,132)	(4,420)
Interest income	900	151	76	12
Other income	5,712	2,378	1,334	217
Foreign currency exchange loss	(24)	(42)	—	—
Loss before income tax and share of associates’ income	(18,249)	(47,450)	(25,722)	(4,191)
Income tax	35	6,057	248	40
Share of associates’ income	465	279	343	56
Net loss	(17,749)	(41,114)	(25,131)	(4,095)
Net loss (income) attributable to non-controlling interest	(45)	2,320	38	6
Net loss attributable to IFM Investments Limited	(17,794)	(38,794)	(25,093)	(4,089)
			—	—
Net loss attributable to ordinary shareholders	(17,794)	(38,794)	(25,093)	(4,089)

Net loss per share, basic	(0.03)	(0.06)	(0.04)	(0.01)
Net loss per share, diluted	(0.03)	(0.06)	(0.04)	(0.01)

Net loss per ADS, basic	(1.20)	(2.61)	(1.69)	(0.27)
Net loss per ADS, diluted	(1.20)	(2.61)	(1.69)	(0.27)

Number of shares used in calculating net loss per share, basic	668,108	669,233	669,233	669,233
Number of shares used in calculating net loss per share, diluted	668,108	669,233	669,233	669,233

Number of ADSs used in calculating net loss per ADS, basic	14,847	14,872	14,872	14,872
Number of ADSs used in calculating net loss per ADS, diluted	14,847	14,872	14,872	14,872

* The information for the quarter ended September 30, 2013 has been revised to reflect the effect of a revision disclosed in the press release announcing the Company’s unaudited financial statements for the second quarter of 2014.

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	Revised *
GAAP loss from operations	(24,837)	(49,937)	(27,132)	(4,420)
Plus:
Share-based compensation	23	18	54	9
Goodwill impairment	—	—	—	—
Net change in fair value	—	—	—	—
Non-GAAP loss from operations	(24,814)	(49,919)	(27,078)	(4,411)

GAAP net loss attributable to IFM Investments Limited	(17,794)	(38,794)	(25,093)	(4,089)
Plus:
Share-based compensation	23	18	54	9
Goodwill impairment	—	—	—	—
Net change in fair value	—	—	—	—
Non-GAAP net loss attributable to IFM Investments Limited	(17,771)	(38,776)	(25,039)	(4,080)

GAAP net loss attributable to ordinary shareholders	(17,794)	(38,794)	(25,093)	(4,089)
Plus:
Share-based compensation	23	18	54	9
Goodwill impairment	—	—	—	—
Net change in fair value	—	—	—	—
Non-GAAP loss attributable to ordinary shareholders	(17,771)	(38,776)	(25,039)	(4,080)

GAAP net loss per ADS, basic	(1.20)	(2.61)	(1.69)	(0.27)
GAAP net loss per ADS, diluted	(1.20)	(2.61)	(1.69)	(0.27)

Non-GAAP net loss per ADS, basic	(1.20)	(2.61)	(1.68)	(0.27)
Non-GAAP net loss per ADS, diluted	(1.20)	(2.61)	(1.68)	(0.27)

Number of ADSs used in calculating GAAP/non-GAAP net loss per ADS, basic	14,847	14,872	14,872	14,872
Number of ADSs used in calculating GAAP/non-GAAP net loss per ADS, diluted	14,847	14,872	14,872	14,872

* The information for the quarter ended September 30, 2013 has been revised to reflect the effect of a revision disclosed in the press release announcing the Company’s unaudited financial statements for the second quarter of 2014.

IFM Investments Limited

Other Financial and Operating Data

	For the Three Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014

Company-owned brokerage services
Net revenues (in thousands of RMB)	167,453	88,688	83,914
Average number of operating sales offices(1)	302	192	135
Average monthly net revenues per operating sales office (in thousands of RMB)	185	154	207
Primary and Commercial Services
Net revenues (in thousands of RMB)	22,025	14,520	23,024
Aggregate gross floor area of properties sold (in thousand square meters)	95	100	98
Mortgage management services
Net revenues (in thousands of RMB)	9,726	12,460	16,370
Amount of referred mortgages and home equity loans (in thousands of RMB)	1,035,120	513,096	439,051
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	74,365	159,160	212,793
Franchise services
Net revenues (in thousands of RMB)	3,723	6,900	3,226
Number of regional sub-franchisors as of year-end	24	22	22

(1)         Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable quarter, divided by the number of months in such quarter.